

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

November 21, 2011

<u>Via Email</u>
Michael L. Pollard
Senior Vice President
Southwest Royalties Inc.
6 Desta Drive, Suite 6500
Midland, TX 79705

Southwest Royalties Institutional Income Fund VII-B, L.P.
Southwest Royalties Institutional Income Fund IX-B, L.P.
Southwest Royalties Institutional Income Fund X-B, L.P.
Southwest Oil & Gas Income Fund IX-A, L.P.
Southwest Oil & Gas Income Fund X-A, L.P.
Southwest Oil & Gas Income Fund X-B, L.P.

Schedules 13E-3
Filed November 2, 2011
File Nos. 005-46853, 005-80649, 005-79061, 005-80614, and
005-82988, 005-83461

Preliminary Proxy Statements on Schedule 14A
Filed November 2, 2011
File Nos. 033-11576, 0-18398, 0-19601, 0-18397, 0-18996, 0-19585

Dear Mr. Pollard:

We have reviewed the amendments to your filings and have the following comments.

Schedule 13E-3, filed September 9, 2011

1. We note your response to prior comment 2. Item 1010(c)(4) of Regulation M-A requires that the Company present its ratio of earnings to fixed charges "*in a manner consistent* with 503(d) of Regulation S-K." The fixed charges referred to by the item requirement are not limited to those items included in the term's definition in Item 503(d). To the extent the Company has any fixed charges not included in such definition, please provide the applicable disclosure.

Schedule 14A, filed September 9, 2011
Special Factors, page 20
Background of the Merger, page 20

2. We note your response to comment 13. Please expand your disclosure to explain in greater detail how the board was able to determine that the transaction was fair to the unaffiliated investors in the absence of a further solicitation of equity investors. Your statement that the board did not consider the value that could be obtained in an auction does not explain how the board determined that the price was fair in the absence of that information, and your response should provide greater detail concerning the board's deliberations following the auction process. See Instruction 1 to Item 1013; avoid conclusory statements in your response.

3. Your response to comment 14 does not provide unaffiliated investors with sufficient information. Please revise your disclosure to provide greater detail concerning the bidding process and the reasons that CWEI declined to solicit additional proposals.

Reasons for the Merger, page 28

4. Revise your disclosure added in response to comment 18 (p. 31) to furnish the reasons that no other bidder could be expected to match or exceed the price offered by CWEI.

Position of the Partnership Affiliates as to the Fairness of the Merger to the Investors, page 29

5. Revise your disclosure in response to comment 20 to highlight the difference between the terms of the transaction ("the mergers require approval by the holders of at least a majority of the units held by non-affiliates *and actually voted on the mergers*") and the language of Item 1014(c) of Regulation M-A, which requires you to disclose "whether or not the transaction is structured so that approval of at least a majority of unaffiliated security holders is required." Please highlight in your disclosure that the transaction does not provide this safeguard.

6. Your response to comment 20 regarding the partnership affiliates appears to have confused clause (iii) (net book value) with clause (iv) (going concern value) of Instruction 2 to Item 1014 of Regulation M-A. The disclosure regarding the partnership affiliates' fairness determination also does not appear to address clause (vi). Please revise the disclosure to discuss these factors in reasonable detail or disclose why the factors were not deemed material or relevant.

7. We note your response regarding the Board adopting the analysis and discussion of sections located outside the Special Factors section of the document. This does not appear consistent with the requirements of Exchange Act Rule 13e-3(e)(1)(ii) that such information be prominently disclosed in the Special Factors section. Please revise.

8. We re-issue comment 26. Please provide a full discussion of the assumptions and probabilities that ECS used in its analysis, and explain how they were determined.

Net Asset Value Analysis, page 40

9. Revise your disclosure in response to comment 28 to further clarify the "[a]djustments [that] were made to the benchmarks based on the historical relationship between the benchmarks and the partnership's realized prices."

10. We re-issue comment 29. It is not sufficient to state that ECS exercised its "professional judgment" in selecting the discount rates. Please revise the disclosure on page 40 to indicate how ECS arrived at the rates of 12.5% to 60% used to discount the present value of the future net cash flows and specify which rates were applied to the four price scenarios. Also, if they exist, disclose the industry average for these rates.

<u>Estimated fair value of oil and gas reserves, page 50</u>

11. Revise your disclosure to incorporate the information you sent to us in your response to comments 32 and 33, in order to provide investors with an understanding of the basis for calculating the benchmark prices and the operating costs.

Please contact me at (202) 551-3267 with any questions you may have.

Sincerely,

/s/ JE Griffith

Julia E. Griffith
Special Counsel
Office of Mergers &
  Acquisitions